UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

MOVE, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
62458M207
(CUSIP Number)
February 10, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐   Rule 13d-1(b)
☒  Rule 13d-1(c)
☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62458M207
(1)	Names of Reporting Persons Park West Asset Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	2,085,043*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	2,085,043*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,085,043*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%*
(12)	Type of Reporting Person (See Instructions) IA

* Beneficial ownership percentage is based upon 38,589,571 shares of common stock, $0.001 par value per share (“Common Stock”), of Move, Inc., a Delaware corporation (the “Company”), estimated to be issued and outstanding as of November 1, 2011, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, and taking into account the stock split described in the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2011.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, together with PWIMF, the “PW Funds”).  As of February 10, 2012, PWIMF holds 1,704,724 shares of Common Stock and PWPI holds 380,319 shares of Common Stock.  PWAM, as the investment manager to the PW Funds, and Peter S. Park, as the sole member and manager of PWAM (“Park” and, together with PWAM, the “Reporting Persons”), may be deemed to beneficially own the 2,085,043 shares of Common Stock held by the PW Funds.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons are deemed to beneficially own 2,085,043 shares of Common Stock, or 5.4% of the shares of Common Stock estimated to be issued and outstanding as of February 10, 2012.

CUSIP No. 62458M207
(1)	Names of Reporting Persons Peter S. Park
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	2,085,043*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	2,085,043*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,085,043*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	☐
(11)	Percent of Class Represented by Amount in Row (9) 5.4%*
(12)	Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 38,589,571 shares of common stock, $0.001 par value per share (“Common Stock”), of Move, Inc., a Delaware corporation (the “Company”), estimated to be issued and outstanding as of November 1, 2011, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, and taking into account the stock split described in the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2011.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, together with PWIMF, the “PW Funds”).  As of February 10, 2012, PWIMF holds 1,704,724 shares of Common Stock and PWPI holds 380,319 shares of Common Stock.  PWAM, as the investment manager to the PW Funds, and Peter S. Park, as the sole member and manager of PWAM (“Park” and, together with PWAM, the “Reporting Persons”), may be deemed to beneficially own the 2,085,043 shares of Common Stock held by the PW Funds.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons are deemed to beneficially own 2,085,043 shares of Common Stock, or 5.4% of the shares of Common Stock estimated to be issued and outstanding as of February 10, 2012.

Item 1(a).  Name Of Issuer.  Move, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices. 910 East Hamilton Avenue Campbell, California 95008
Item 2(a).  Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 1,704,724 shares of common stock, par value $0.001 per share (“Common Stock”), of the Company reported on this Schedule 13G, and (b) Park West Partners International, Limited (“PWPI” and, together with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 380,319 shares of Common Stock reported on this Schedule 13G; and (ii) Peter S. Park, as the sole member and manager of PWAM (“Park” and, together with PWAM, the “Reporting Persons”).

The 2,085,043 shares of Common Stock held by the PW Funds, which constitute, in the aggregate, 5.4% of the shares of Common Stock estimated to be outstanding as of February 10, 2012, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

Item 2(b). Address of Principal Business Office or, if None, Residence. The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship. PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States.
Item 2(d). Title of Class of Securities. Common Stock, $0.001 par value per share.
Item 2(e). CUSIP No. 62458M207

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.  Ownership.

(a)	Amount Beneficially Owned:		2,085,043*

(b)	Percent of Class:		5.4%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote	2,085,043*

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of	2,085,043*

	(iv)	shared power to dispose or to direct the disposition of	0

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of 1,704,724 shares of Common Stock of the Company reported on this Schedule 13G, and (b) PWPI, a Cayman Islands exempted company that is the holder of 380,319 shares of Common Stock reported on this Schedule 13G; and (ii) Peter S. Park, as the sole member and manager of PWAM.

The 2,085,043 shares of Common Stock held by the PW Funds, which constitute, in the aggregate, 5.4% of the shares of Common Stock estimated to be outstanding as of February 10, 2012, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.  The foregoing beneficial ownership percentage is based upon 38,589,571 shares of Common Stock of the Company estimated to be issued and outstanding as of November 1, 2011, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2011, and taking into account the stock split described in the Company’s Current Report on Form 8-K filed with the SEC on November 21, 2011.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2012

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Move, Inc., and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement this 21st day of February, 2012.

February 21, 2012

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ James J. Watson
Name: James J. Watson
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park